M III Acquisition Corp.

3 Columbus Circle, 15th Floor

New York, NY 10019

Phone: (212) 716-1491

October 9, 2015

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	M III Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted September 4, 2015

CIK No. 0001652362

Dear Ms. Long,

M III Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 1, 2015 regarding our Draft Registration Statement on Form S-1 (the “Registration Statement”) previously filed on September 4, 2015. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Please identify your lead underwriter(s) in your next amendment. We will defer further review of your filing until this information is provided. See Item 501(b)(8) of Regulation S-K.

In response to the Staff’s comment, we have identified Cantor Fitzgerald and Co. as our lead underwriter throughout the document.

2.	Please supplementally provide us with copies of all written communications as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

Calculation of Registration Fee Table

3.	Here and throughout your document where you disclose the title of warrants with a redemption feature, please include a reference to the security being redeemable. See Instruction 1 to Item 202 of Regulation S-K.

In response to the Staff’s comment, and in order to more closely conform to the large majority of SPAC issuers, we have revised the disclosure under the heading “Summary” to add such warrants as a defined term, including their redeemable feature.

Initial Business Combination, page 7

4.	We note that if your securities are not listed on NASDAQ after this offering, you would not be required to satisfy the 80% requirement but nevertheless intend to satisfy this test if not listed. Because there does not appear to be a legal or governance requirement regarding the satisfaction of this test, please consider risk factor disclosure that you may choose not to satisfy this test.

We have modified the risk factor entitled “NASDAQ may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.” in response to the Staff’s comment.

Risk Factors, page 25

5.	We note that you may seek to amend your charter or governing instruments in order to effectuate your initial business combination. Please address the possibility that any such change could constitute a fundamental modification to the nature of your securities and that any such vote could be viewed as the issuance of a new security and require registration or an exemption from registration.

We respectfully inform the Staff that we believe that any changes to our charter will not affect the nature of the security itself, and that, as advised by counsel, it is relatively common for SPACs to seek such amendments without triggering the issuance of a new security and the need to register or seek an exemption from registration. For example, other relatively recent business combinations have dealt with board composition, percentage votes need to amend bylaws, name changes and designation of an exclusive forum for the settlement of disputes, none of which would constitute a fundamental modification.

While we are aware that in the past when warrants have been amended, a new registration has been filed to cover such amended warrants, that situation is distinguished from the current one by the fact that such amendments were made to the security itself, and not to the governing document of the entity issuing the security.

We and our counsel are further not aware of any SPAC that registered a new security in an acquisition unless they have also filed a Registration Statement on Form S-4 to register their target shareholders’ securities, or formed a new registrant for tax purposes or re-domestication.  We also believe the potential of requiring registration is not a risk to investors, who will have the ability to redeem their shares in connection with any initial business combination (regardless of whether done through proxy or tender offer with regard to any amendments presented).

6.	Please include a risk factor addressing the potential dilutive effects of the conversion of the possible $1,000,000 management loan into warrants that you describe on pages 54, 60, 63 and 109.

We have modified the risk factor entitled “Our sponsor paid an aggregate of $25,000, or approximately $0.007 per founder share, and, accordingly, you will experience immediate and substantial dilution from the purchase of our common stock. In addition you may face additional dilution as a result of the conversion of up to $1,000,000 in loans from our management into warrants ” in response to the Staff’s comment.

We may be unable to obtain additional financing to complete our initial business combination … page 45

7.	You state here that you believe the proceeds of this offering and the private placement warrants will be sufficient to allow you to complete your initial acquisition. Your targeted price range for your acquisition target is several hundred million dollars more than these proceeds. Please revise.

In response to the Staff’s comment, we have revised the indicated disclosure.

The determination of the offering price of our units and the size of this offering is more … page 47

8.	You currently do not have any underwriters but have already established a price for your units. Please remove your disclosure here and elsewhere indicating that the price of your units is the result of negotiations with your underwriters, and please provide disclosure regarding how the price was determined. Please also remove the reference to a price range on page 132.

We inform the Staff that the price was in fact established after negotiations with Cantor Fitzgerald & Co.; however, at such underwriter’s request they were not included in the initial submission as they had not, at that time, completed their internal committee approval process .

Capitalization, page 58

9.	Please clearly show how you are arriving at each ‘as adjusted’ amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.

In response to the Staff’s comment, we have revised the indicated disclosure.

Principal Stockholders, page 106

10.	Please correct the percentages of ownership reflected in this table. We note that 3,553,750 shares represent 98.9% of the outstanding equity prior to the offering, and that this amount reduced by the forfeited 468,750 is 19.74%, rather than 98% and 19% respectively.

In response to the Staff’s comment, we have revised the indicated disclosure but revised the numbers to give effect to the additional transfer to a new director nominee.

Description of Securities, page 111

11.	Briefly describe the bases upon which your underwriter may make the determination to accelerate the separate trading of the common stock and the warrants prior to the 52-day period initially established.

In response to the Staff’s comment, we have revised the indicated disclosure.

Financial Statements, page F-1

Note 6 – Commitments and Contingencies, page F-13

Registration Rights, page F-13

12.	We note that you will enter into a registration rights agreement with the initial stockholders and initial purchasers of the private placement warrants on or prior to the closing of this offering. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering your common stock. Refer to ASC 825-20-50-

In response to the Staff’s comment, we have revised the indicated disclosure to indicate that no such cash penalties or additional penalties will be payable.

Undertakings, page II-5

13.	Please remove the undertakings under (c). These undertakings are either specific to a Rule 415 offering, which you are not conducting, or reliance on Rule 430A, which you are not relying upon. Please also remove the apparent typographical error of “Information not Required in Prospectus” that has been inserted in the middle of undertaking (b).

We respectfully inform the Staff that we and our counsel believe the undertakings are appropriate as we will be relying of Rule 430A to the extent that we will not know or disclose the amount of discounts or commissions to dealers payable by our lead underwriter until the effective time. We have revised to remove the typographical error.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

Mohsin Meghji
Chairman and Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP